Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

of Hallmark Equity Series Trust:

We consent to the incorporation by reference, in this Registration Statement on Form N-14, of our report dated May 26, 2006, the statement of assets and liabilities, including the schedule of investments, of Hallmark Small-Cap Growth Fund (“the Fund”) of Hallmark Equity Series Trust as of March 31, 2006, and the related statements of operations, changes in net assets, and the financial highlights for the year then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the references to our firm under the headings “Financial Statements” and “Financial Highlights” included in this Registration Statement on Form N-14.

KPMG LLP

New York, New York

June 12, 2007